UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Other Events

On November 25, 2020, Naked Brand Group Limited (the “Company”) received a notification from The Nasdaq Stock Market (“Nasdaq”) stating that the Company will be afforded an additional 180 calendar day period (or until May 24, 2021) to regain compliance with Nasdaq’s minimum bid price requirement.

As previously disclosed, on March 11, 2020, the Company received a notice from Nasdaq stating that, for the previous 30 consecutive business days, the closing bid price for the Company’s ordinary shares had been below the minimum of $1.00 per share required for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that the Company would be afforded 180 calendar days to regain compliance with the minimum bid price requirement. Subsequently, Nasdaq tolled the compliance period from April 16, 2020 through June 30, 2020, due to the impact of COVID-19. Accordingly, the Company initially had until November 23, 2020 to regain compliance with the minimum bid price requirement. The notification letter also stated that in the event the Company did not regain compliance within the 180-day period, the Company could be eligible for additional time.

The Company did not regain compliance with the minimum bid price requirement during the initial 180 calendar day compliance period. However, Nasdaq determined that the Company was eligible for the additional 180 calendar compliance period. In order to regain compliance during the additional compliance period, the bid price for shares of the Company’s ordinary shares must close at $1.00 per share or more for a minimum of ten consecutive business days. The Company intends to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333- 230757, 333-232229, 333-235801, 333-243751, 333-249490 and 333-249547) and the prospectuses included therein.

Exhibits

Exhibit No.	Description

99.1	Press release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 27, 2020

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

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